INFODATA SYSTEMS INC.
                              12150 MONUMENT DRIVE
                             FAIRFAX, VIRGINIA 22033



                                                                December 19,1997


Securities and
Exchange Commission
Washington, D.C. 20549

Re:  Infodata Systems Inc.

Ladies and Gentlemen:

                  We hereby amend the Registration Statement on Form SB-2 for Infodata Systems Inc (Registration File No. 333-42611) to include the following language:

         "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."



                                                          Sincerely,

                                                          /s/James Ungerleider
                                                          --------------------

                                                          James Ungerleider,
                                                          President